Exhibit 99.1

AEGON announces Q1 2011 net income of EUR 327 million

•	Underlying earnings growth in Americas and New Markets offset by declines in UK and Netherlands

•

Underlying earnings before tax of EUR 414 million; strong earnings from US pensions and variable annuities offset by exceptional charges in the UK (EUR 24 million) and higher provisioning for longevity in the Netherlands (EUR 24 million)

•	Net income of EUR 327 million, supported by lower impairments (EUR 62 million) and higher earnings from run-off businesses (EUR 22 million)

•	RoE declines to 7.8% as a result of lower net underlying earnings and higher average shareholders’ equity

•	Sales growth in fee-based businesses – key area of focus

•	Total sales* of EUR 1,411 million

•	New life sales total EUR 501 million; higher sales in New Markets and the Netherlands offset by the UK

•	Gross deposits total EUR 7.4 billion, supported by strong US sales of pensions and variable annuities consistent with strategy to increase fee-based business

•	Continued strong capital position and cash flows

•	Excess capital** totaled EUR 3.7 billion, of which EUR 1.3 billion at the holding after repurchase of convertible core capital securities from Dutch State and equity issuance

•	IGDa) solvency ratio of 209%

•	Operational free cash flow of EUR 264 million

Statement of Alex Wynaendts, CEO

“We made solid progress on AEGON’s strategic objectives during the quarter, which include the repurchase of EUR 750 million of core capital securities from the Dutch State in March. The recently announced divestment of AEGON’s life reinsurance business further supports our aim to complete the repurchase of all remaining securities by the end of June. With these key achievements – along with the other actions we have taken in recent years to optimize our portfolio of businesses – we have established a new basis from which to pursue AEGON’s ambitions.”

“During the first quarter, AEGON’s businesses in the United States continued to show strong results, both in terms of earnings as well as sales. The strong sales of pensions and variable annuities clearly support our strategic shift to more fee-generating business. In the Netherlands, we have been observing a strong increase in life expectancy and are taking a prudent approach by now increasing our provisioning which will have an impact on the earnings of our Dutch business going forward. In the United Kingdom, we are confident that our new CEO and management team will fully deliver on our plans.”

“We were particularly pleased by the strong new life sales achieved by AEGON’s newer businesses in Central & Eastern Europe and Asia. Over time, these key growth regions, in addition to Latin America, will enable us to achieve a broader geographical balance given the substantial opportunity they present.”

KEY PERFORMANCE INDICATORS

amounts in EUR millions b)	Notes	Q1 2011	Q4 2010%		Q1 2010%
Underlying earnings before tax	1	414	452	(8)	446	(7)
Net income	2	327	318	3	372	(12)
Sales	3	1,411	1,506	(6)	1,442	(2)
Value of new business (VNB)	4	118	129	(9)	138	(14)
Return on equity	5	7.8%	8.7%	(10)	8.9%	(12)

For notes see page 20.

*	To reflect all of AEGON’s sales in one sales indicator, AEGON introduced a composite sales number consisting of new life sales, new premium production of both accident & health insurance and general insurance and 1/10 of gross deposits.
**	Excess capital above AA capital adequacy requirements.

Note: The comparative 2010 underlying earnings and sales information has been revised to reflect the transfer of life reinsurance and BOLI/COLI businesses to the run-off businesses line to make the information consistent with current period figures.

Supplements: Financial Supplement and Condensed Consolidated Interim Financial Statements Q1 available on www.aegon.com

STRATEGIC HIGHLIGHTS

•	Announcement of divestment of Transamerica Reinsurance for a total consideration of USD 1.4 billion

•	Equity issuance of EUR 903 million

•	Repurchase of EUR 750 million convertible core capital securities from the Dutch State

•	Fully hedged US GMIB back-book and further reduced exposure to peripheral European sovereign bonds

•	Restructuring in the UK on track; appointment of Adrian Grace as CEO of AEGON UK

Sustainable earnings growth with an improved risk-return profile

AEGON is well on track with the process of transforming its businesses and operations aimed at delivering sustainable earnings growth with an improved risk-return profile. AEGON has announced specific targets which reflect the company’s pursuit of these objectives:

•	Grow underlying earnings before tax on average by 7%-10% per annum;

•	Achieve a return on equity of 10%-12% in the medium term;

•	Increase fee businesses to 30%-35% of underlying earnings before tax by 2015;

•	Increase normalized operating free cash flow from a level of EUR 1.0-1.2 billion by 30% by 2015;

•	Intention to resume dividend payments with EUR 0.10 per common share related to H2 2011 in May 2012.

AEGON’s ambition

AEGON’s ambition is to become a leader in all its chosen markets by 2015. This means becoming the most recommended life and pensions provider among customers, the preferred partner among distributors and the employer of choice among both current and prospective employees.

AEGON’s AMBITION

To be a leader in all our chosen markets by 2015

AEGON’S STRATEGIC PRIORITIES

•	Reallocate capital

•	Increase returns

•	Optimize ONE AEGON

…resulting in sustainable, profitable growth.

Achieving this ambition is based on three strategic priorities: to reallocate capital to areas that offer strong growth prospects and higher returns, to increase returns from the company’s existing businesses and to optimize ONE AEGON by increasing efficiency and making better use of the company’s global resources.

Reallocate capital

AEGON has taken steps to sharpen its focus on the company’s three core businesses: life insurance, pensions and asset management. The company also intends to achieve a greater geographical balance by reallocating capital to the growth markets of Central & Eastern Europe, Asia and Latin America. As part of this approach, AEGON has assessed its businesses to ensure they meet the company’s requirements in terms of earnings growth, cash flow generation, return on capital and customer life-cycle needs. As further evidence of this focus, AEGON has recently announced the divestment of its life reinsurance business, Transamerica Reinsurance, for a total after-tax consideration of USD 1.4 billion. AEGON expects to upstream USD 1.1 billion to the holding company to support the repurchase of the remaining convertible core capital securities issued to the Dutch State. AEGON aims to fully repurchase these securities by the end of June 2011.

In addition to reallocating its capital to those regions that offer higher growth and returns, AEGON is also shifting its focus from the sale of spread-based products to fee-based products. This is evidenced by the strong increase in sales of variable annuity and pension products in the United States.

Improve risk profile

As previously announced, AEGON has taken steps to equity hedge its Guaranteed Minimum Income Benefit (GMIB) back-book of variable annuities in the United States. AEGON has now fully covered the equity exposure related to this back-book of GMIB variable annuity guarantees.

In order to improve the risk-return profile of stable value solutions, AEGON’s synthetic guaranteed investment contracts business in the United States, a number of contracts have been terminated or contract terms have been tightened for remaining contracts. Fees have been increased to 20 basis points on average from 15 basis points previously.

During the first quarter, AEGON further reduced its already limited exposure to peripheral European sovereign bonds, based on fair value, to EUR 1 billion or 0.7% of its general account investments.

Increase returns

AEGON’s aim is to increase returns in all of its businesses by increasing efficiency and delivering operational excellence. This will be achieved by further reducing costs while investing in core competences and improving service levels to ensure continued customer loyalty.

In the United Kingdom, AEGON is taking significant steps to improve its return on capital. AEGON is implementing a broad restructuring program to reduce cost by 25% in its life and pensions operations by the end of 2011. The restructuring program is on track. As part of this process, AEGON has appointed new senior management in the past 18 months. Most recently, Adrian Grace was appointed CEO of AEGON UK.

Optimize ONE AEGON

Over the past three years, measures have been taken to manage AEGON more as an international company. AEGON is committed to making better use of its global resources in managing its businesses and will continue to standardize best practices across the company.

FINANCIAL OVERVIEW c)

EUR millions	Notes	Q1 2011	Q4 2010%		Q1 2010%

Underlying earnings before tax
Americas		347	369	(6)	337	3
The Netherlands		81	87	(7)	104	(22)
United Kingdom		12	(6)	—	28	(57)
New markets		57	59	(3)	46	24
Holding and other		(83)	(57)	(46)	(69)	(20)

Underlying earnings before tax		414	452	(8)	446	(7)

Fair value items		(85)	30	—	(16)	—
Realized gains / (losses) on investments		91	255	(64)	126	(28)
Impairment charges		(62)	(133)	53	(150)	59
Other income / (charges)		(3)	(258)	99	23	—
Run-off businesses		22	9	144	(18)	—

Income before tax		377	355	6	411	(8)
Income tax		(50)	(37)	(35)	(39)	(28)

Net income		327	318	3	372	(12)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		327	318	3	371	(12)
Non-controlling interests		—	—	—	1	—

Net underlying earnings		333	348	(4)	345	(3)

Commissions and expenses		1,513	1,659	(9)	1,586	(5)
of which operating expenses	11	837	909	(8)	812	3

New life sales
Life single premiums		1,726	2,002	(14)	1,919	(10)
Life recurring premiums annualized		328	330	(1)	311	5

Total recurring plus 1/10 single		501	530	(5)	503	—

New life sales
Americas	12	113	118	(4)	110	3
The Netherlands		65	113	(42)	62	5
United Kingdom		247	224	10	265	(7)
New markets	12	76	75	1	66	15

Total recurring plus 1/10 single		501	530	(5)	503	—

New premium production accident and health insurance		159	180	(12)	148	7
New premium production general insurance		13	15	(13)	14	(7)

Gross deposits (on and off balance)
Americas	12	5,629	5,757	(2)	5,402	4
The Netherlands		462	490	(6)	743	(38)
United Kingdom		19	25	(24)	36	(47)
New markets	12	1,267	1,541	(18)	1,593	(20)

Total gross deposits		7,377	7,813	(6)	7,774	(5)

Net deposits (on and off balance)
Americas	12	(233)	(566)	59	535	—
The Netherlands		(115)	(260)	56	67	—
United Kingdom		2	12	(83)	29	(93)
New markets	12	(1,719)	304	—	121	—

Total net deposits excluding run-off businesses		(2,065)	(510)	—	752	—
Run-off businesses		(880)	(1,436)	39	(2,210)	60

Total net deposits		(2,945)	(1,946)	(51)	(1,458)	(102)

REVENUE-GENERATING INVESTMENTS

	Mar. 31, 2011	Dec. 31, 2010%
Revenue-generating investments (total)	399,882	413,191	(3)
Investments general account	136,991	143,188	(4)
Investments for account of policyholders	144,296	146,237	(1)
Off balance sheet investments third parties	118,595	123,766	(4)

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

AEGON’s underlying earnings before tax amounted to EUR 414 million in the first quarter, a 7% decline compared with the same quarter last year.

Underlying earnings from the Americas represent the results of ongoing businesses. As previously announced, earnings from the BOLI/COLI and life reinsurance businesses are reported in the run-off line of business from the first quarter of 2011. All comparative numbers have been adjusted accordingly. On this new basis, underlying earnings from the Americas increased 3% compared with the first quarter of 2010 to EUR 347 million for the first quarter 2011. Higher fee income related to growth in pension, variable annuity and retail mutual fund account balances more than offset lower spread income. This was consistent with AEGON’s strategy to increase earnings from its fee businesses.

In the Netherlands, underlying earnings decreased to EUR 81 million as a result of an increased level of provisioning for longevity, as previously indicated. Updated projected mortality tables show a strong increase in life expectancy in the Dutch population. IFRS provisioning is based on yearly observed mortality tables and is taken through underlying earnings, in line with our accounting methodology. Based on this actual experience, the company takes a measured approach toward provisioning by assuming a continuation of the emerging trend of strong improvements in observed mortality for 2010. AEGON expects to add on average EUR 20 million per quarter to the provision, in addition to 2010 levels of provisioning.

In the United Kingdom, underlying earnings declined to EUR 12 million. The decrease was due to charges of EUR 24 million mainly related to an ongoing program to correct historical issues within customer policy records.

Underlying earnings from New Markets increased to EUR 57 million driven by Variable Annuities Europe and AEGON Asset Management.

Higher funding costs and increased expenses related to the preparation for implementation of Solvency II resulted in increased costs for the holding company in the first quarter of 2011.

Net income

Net income amounted to EUR 327 million, supported by lower impairments and higher earnings from run-off businesses. Higher net income for the Americas, the United Kingdom and New Markets was more than offset by lower net income for the Netherlands.

Fair value items

In the first quarter, fair value items recorded a loss of EUR 85 million. A considerable improvement in the Americas, attributable mainly to strong results from real estate and private equity investments, was more than offset by an exceptional loss on strategic allocation funds in the Netherlands.

Realized gains on investments

Realized gains on investments amounted to EUR 91 million for the quarter and were mostly the result of normal trading in the investment portfolio.

Impairment charges

Impairment charges, net of EUR 26 million in recoveries, declined sharply to EUR 62 million and were mostly linked to residential mortgage-backed securities.

Other charges

Other charges totaled EUR 3 million. A benefit of EUR 37 million related to a settlement of legal claims was more than offset by a EUR 20 million charge related to the full year Hungarian bank tax and restructuring charges in the Netherlands (EUR 8 million), the United Kingdom (EUR 8 million) and New Markets (EUR 6 million).

Run-off businesses

As of the first quarter of 2011, AEGON’s run-off line of business in the Americas comprises the institutional spread-based business, structured settlement pay-out annuities, BOLI/COLI and life reinsurance. The latter two have been included for the first time this quarter. The results of the combined run-off businesses increased to EUR 22 million, mainly as a result of a lower amortization yield paid on internally transferred assets related to the institutional spread-based business and favorable mortality results in the pay-out annuities block of business.

Income tax

Tax charges for the quarter amounted to EUR 50 million. These charges included EUR 17 million in tax benefits related to cross-border intercompany reinsurance transactions and a tax credit of EUR 23 million driven by the reduction of the UK corporate tax rate to 26% effective from April 1, 2011, with consequential impact on deferred taxes.

Operating expenses

Operating expenses increased 3% to EUR 837 million. The increase was driven by higher restructuring charges and the unfavorable effects of movements in currency exchange rates. Excluding restructuring charges and at constant currencies, operating expenses decreased 1%.

Sales and deposits

In order to provide a more accurate view of overall sales generated by its businesses, AEGON has introduced a composite sales number consisting of new life sales, new premium production of both accident & health insurance and general insurance and 1/10 of gross deposits. According to this indicator, sales decreased marginally by 2% to EUR 1.4 billion as a result of lower asset management deposits.

New life sales for the first quarter of 2011 increased in all units except the United Kingdom and amounted to EUR 501 million.

Gross deposits amounted to EUR 7.4 billion. Growth in US pension and variable annuity deposits was offset by lower asset management deposits and lower savings deposits in the Netherlands.

Value of new business

Compared with the first quarter of 2010, the value of new business declined considerably to EUR 118 million, mainly a result of lower margins on mortgages and updated mortality assumptions in the Netherlands.

Revenue-generating investments

Revenue-generating investments were 3% lower compared with the end of the fourth quarter of 2010 at EUR 400 billion, primarily a result of the weakening of the US dollar against the euro.

Capital management

At the end of the first quarter, AEGON’s core capital position, excluding revaluation reserves, amounted to EUR 17.0 billion, equivalent to 75%6 of the company’s total capital base. The repurchase of convertible core capital securities from the Dutch State for an amount of EUR 750 million – plus a premium of EUR 375 million – was partly offset by an equity issue of EUR 0.9 billion. AEGON has announced its aim to achieve the proportion of core capital to be at least 75% of total capital by the end of 2012.

The revaluation reserves at March 31, 2011 totaled EUR 0.7 billion, as an increase in risk-free interest rates had a negative impact on the value of fixed income securities.

Shareholders’ equity declined compared with year-end 2010 to EUR 16.9 billion mainly as a result of weakening of the US dollar against the euro.

During the first quarter, excess capital amounted to EUR 3.7 billion. Excess capital in the holding decreased to EUR 1.3 billion as a result of a EUR 1.125 billion payment to the Dutch State only partly offset by the proceeds of a EUR 0.9 billion equity issue. Excess capital in subsidiaries increased to EUR 2.4 billion as a result of capital generated in the operations.

On March 31, 2011, AEGON’s Insurance Group Directive (IGD) ratio amounted to 209%.

Cash flows

AEGON aims to deliver sustainable cash flows and dividends and has announced its intention to improve operational free cash flow from its current normalized level of EUR 1.0-1.2 billion per annum by 30% by 2015. AEGON intends to resume dividend payments on common shares after full repurchase of the convertible core capital securities from the Dutch State. AEGON intends to pay a dividend of EUR 0.10 per share, payable in May 2012, over the second half of 2011, market conditions permitting.

During the first quarter of 2011, AEGON’s subsidiaries generated EUR 539 million in operational cash flows. After deduction of EUR 275 million for investments in new business, operational free cash flow totaled EUR 264 million for the quarter.

APPENDIX I — Americas —The Netherlands —United Kingdom —New Markets

AMERICAS c)

USD millions	Notes	Q1 2011	Q4 2010%		Q1 2010%

Underlying earnings before tax by line of business
Life and protection		195	242	(19)	194	1
Fixed annuities		90	81	11	121	(26)
Variable annuities		93	68	37	69	35
Retail mutual funds		6	6	—	—	—

Individual savings and retirement products		189	155	22	190	(1)
Employer solutions & pensions		81	80	1	69	17
Canada		11	15	(27)	11	—
Latin America		(2)	2	—	1	—

Underlying earnings before tax		474	494	(4)	465	2

Fair value items		(17)	10	—	(120)	86
Realized gains / (losses) on investments		35	327	(89)	33	6
Impairment charges		(80)	(131)	39	(191)	58
Other income / (charges)		—	(264)	—	—	—
Run-off businesses		30	11	173	(24)	—

Income before tax		442	447	(1)	163	171
Income tax		(83)	(53)	(57)	54	—

Net income		359	394	(9)	217	65

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		359	394	(9)	217	65

Net underlying earnings		346	361	(4)	358	(3)

Commissions and expenses		1,209	1,333	(9)	1,355	(11)
of which operating expenses		492	514	(4)	501	(2)

New life sales	12
Life single premiums		147	194	(24)	179	(18)
Life recurring premiums annualized		139	139	—	136	2

Total recurring plus 1/10 single		154	158	(3)	154	—

Life & protection		121	129	(6)	121	—
Employer solutions & pensions		6	5	20	8	(25)
Canada		17	14	21	15	13
Latin America		10	10	—	10	—

Total recurring plus 1/10 single		154	158	(3)	154	—

New premium production accident and health insurance		199	230	(13)	184	8

Gross deposits (on and off balance) by line of business	12
Life & protection		3	2	50	3	—
Fixed annuities		83	112	(26)	185	(55)
Variable annuities		1,179	1,037	14	809	46
Retail mutual funds		775	692	12	976	(21)

Individual savings & retirement products		2,037	1,841	11	1,970	3
Employer solutions & pensions		5,554	5,744	(3)	5,217	6
Canada		97	102	(5)	286	(66)

Total gross deposits		7,691	7,689	—	7,476	3

Net deposits (on and off balance) by line of business	12
Life & protection		(14)	(14)	—	(15)	7
Fixed annuities		(801)	(660)	(21)	(543)	(48)
Variable annuities		220	158	39	(23)	—
Retail mutual funds		(50)	(37)	(35)	418	—

Individual savings & retirement products		(631)	(539)	(17)	(148)	—
Employer solutions & pensions		485	(28)	—	1,386	(65)
Canada		(158)	(156)	(1)	(482)	67

Total net deposits excluding run-off businesses		(318)	(737)	57	741	—
Run-off businesses		(1,202)	(1,927)	38	(3,058)	61

Total net deposits		(1,520)	(2,664)	43	(2,317)	34

REVENUE-GENERATING INVESTMENTS

	Mar. 31, 2011	Dec. 31, 2010%
Revenue-generating investments (total)	324,849	319,733	2
Investments general account	124,185	125,128	(1)
Investments for account of policyholders	82,459	79,308	4
Off balance sheet investments third parties	118,205	115,297	3

AMERICAS

•	Underlying earnings before tax increase to USD 474 million driven by pensions and variable annuities

•	Net income increases to USD 359 million

•	New life sales are stable at USD 154 million

•	Gross deposits increase to USD 7.7 billion driven by strong pension and variable annuity deposits

Underlying earnings before tax

Underlying earnings from the Americas represent the results of going concern businesses. As previously announced, earnings from the BOLI/COLI and life reinsurance businesses are reported in the run-off line of business from the first quarter of 2011. All comparative numbers have been adjusted accordingly. On this new basis, underlying earnings from the Americas increased to USD 474 million for the first quarter 2011.

•	Earnings from Life & Protection in the Americas were stable at USD 195 million as growth of the business was offset by adverse mortality results of USD 9 million.

•

Individual Savings & Retirement earnings amounted to USD 189 million. Fixed annuity earnings decreased to USD 90 million as a result of lower spreads and lower asset balances, while variable annuity earnings increased to USD 93 million mainly driven by strong net inflows and higher equity markets in recent quarters. Retail mutual funds’ earnings also increased as a result of higher account balances and amounted to USD 6 million.

•

Earnings from Employer Solutions & Pensions increased to USD 81 million as a result of continued growth in the retirement business and substantial rate increases for synthetic guaranteed investment contracts.

•	Earnings from Canada were stable at USD 11 million, while the joint-ventures in Latin America recorded a loss of USD 2 million as a result of a USD 3 million one-off charge.

Net income

Net income from AEGON’s businesses in the Americas increased to USD 359 million in the first quarter. Higher underlying earnings, improved results from fair value items, substantially lower impairments and a positive contribution from run-off businesses were only partly offset by higher tax charges.

The loss of USD 17 million for fair value items was a considerable improvement compared with the first quarter last year mainly as a result of strong improvements from real estate and private equity investments.

Gains on investments of USD 35 million were realized as a result of normal trading activities.

Net impairments decreased significantly to USD 80 million and were mostly linked to residential mortgage-backed securities.

As of the first quarter of 2011, AEGON’s run-off line of business in the Americas is comprised of the institutional spread-based business, structured settlement pay-out annuities, BOLI/COLI and life reinsurance. The latter two have been included for the first time this quarter. The results of the combined run-off businesses increased to USD 30 million, mainly as a result of a lower amortization yield paid on internally transferred assets related to the institutional spread-based business and favorable mortality results in the pay-out annuities block of business.

Net income contained a tax expense of USD 83 million, including a benefit of USD 23 million related to cross-border intercompany reinsurance transactions between the United States and Ireland.

Operating expenses

Operating expenses declined 2% to USD 492 million, the result of continued cost reduction initiatives.

Sales and deposits

New life sales were level at USD 154 million. Growth in recurring premium sales through the agency channel was offset by the effect of the discontinuance of single premium universal life sales in the bank channel which are no longer profitable in the current interest rate environment. New premium production for accident & health increased to USD 199 million.

Gross deposits increased to USD 7.7 billion as a result of higher pension and variable annuity deposits. Continued net inflows for the pension and variable annuity businesses were more than offset by fixed annuity outflows, in addition to retail mutual funds and stable value solutions outflows. Net outflows totaled USD 0.3 billion for the quarter. AEGON is de-emphasizing sales of fixed annuities as part of its strategic repositioning.

Value of new business

Value of new business increased to USD 86 million mainly as a result of improved margins on variable annuities, pension and life insurance products. The internal rate of return on new business was 16%.

Revenue-generating investments

Revenue-generating investments increased to USD 325 billion compared to the fourth quarter of 2010. The effects of favorable equity market performance more than offset a decline in run-off balances and the effects of higher interest rates.

THE NETHERLANDS

EUR millions	Notes	Q1 2011	Q4 2010%		Q1 2010%

Underlying earnings before tax by line of business
Life and Savings		43	54	(20)	39	10
Pensions		22	35	(37)	47	(53)
Non life		5	4	25	7	(29)
Distribution		11	(3)	—	11	—
Share in underlying earnings before tax of associates		—	(3)	—	—	—

Underlying earnings before tax		81	87	(7)	104	(22)

Fair value items		(60)	18	—	91	—
Realized gains / (losses) on investments		35	1	—	96	(64)
Impairment charges		(2)	—	—	(1)	(100)
Other income / (charges)		(8)	5	—	—	—

Income before tax		46	111	(59)	290	(84)
Income tax		(7)	(30)	77	(67)	90

Net income		39	81	(52)	223	(83)

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		39	81	(52)	223	(83)

Net underlying earnings		66	70	(6)	77	(14)

Commissions and expenses		272	283	(4)	264	3
of which operating expenses		189	205	(8)	182	4

New life sales
Life single premiums		457	737	(38)	397	15
Life recurring premiums annualized		19	39	(51)	22	(14)

Total recurring plus 1/10 single		65	113	(42)	62	5

Life and Savings		26	17	53	27	(4)
Pensions		39	96	(59)	35	11

Total recurring plus 1/10 single		65	113	(42)	62	5

New premium production accident and health insurance		10	6	67	11	(9)
New premium production general insurance		8	6	33	8	—

Gross deposits (on and off balance) by line of business
Life and Savings		382	403	(5)	683	(44)
Pensions		80	87	(8)	60	33

Total gross deposits		462	490	(6)	743	(38)

Net deposits (on and off balance) by line of business
Life and Savings		(142)	(282)	50	82	—
Pensions		27	22	23	(15)	—

Total net deposits		(115)	(260)	56	67	—

REVENUE-GENERATING INVESTMENTS

	Mar. 31, 2011	Dec. 31, 2010%
Revenue-generating investments (total)	73,393	72,584	1
Investments general account	37,448	37,174	1
Investments for account of policyholders	23,627	23,057	2
Off balance sheet investments third parties	12,318	12,353	—

THE NETHERLANDS

•	Underlying earnings before tax decrease to EUR 81 million due to higher provisioning for longevity

•	Net income decreases to EUR 39 million

•	New life sales increase to EUR 65 million mainly as a result of a large single premium pension contract

Underlying earnings before tax

•	Earnings from AEGON’s Life & Savings operations in the Netherlands increased to EUR 43 million mainly as a result of higher investment income.

•	Earnings from the Pension business declined to EUR 22 million primarily due to EUR 24 million higher provisioning for longevity.

•	Non-life earnings amounted to EUR 5 million as the positive effect of a low claims ratio was more than offset by a lower release of provisions and investments in the business to increase efficiency.

•	Earnings from the Distribution businesses amounted to EUR 11 million.

Updated projected mortality tables show a strong increase in life expectancy in the Dutch population. IFRS provisioning is based on yearly observed mortality tables and is taken through underlying earnings, in line with our accounting methodology. Based on this actual experience, the company takes a measured approach toward provisioning by assuming a continuation of the emerging trend of strong improvements in observed mortality for 2010. AEGON expects to add on average EUR 20 million per quarter to the provision, in addition to 2010 levels of provisioning.

Net income

Net income from AEGON’s businesses in the Netherlands decreased to EUR 39 million. Fair value items amounted to a negative EUR 60 million, the result mainly of an exceptional loss on strategic allocation funds. Gains on investments totaled EUR 35 million for the quarter and were mostly the result of normal trading in the investment portfolio. Other charges of EUR 8 million related mainly to the restructuring of AEGON Bank. The reorganization is expected to save EUR 20 million per annum in costs when completed.

Operating expenses

Operating expenses increased 4% to EUR 189 million in the first quarter of 2011, mainly as a result of investments in further developing new distribution capabilities.

Sales and deposits

New life sales increased 5% to EUR 65 million during the first quarter of 2011. This is the result of increased pension sales, mainly due to a large single premium case, while sales of individual life insurance products remained level.

Premium production for accident & health and non-life products amounted to EUR 18 million. A new marketing strategy is being implemented to increase sales in the Motor and Fire segments of the market.

Gross deposits decreased to EUR 462 million as AEGON currently offers less competitive interest rates on savings accounts.

Value of new business

The value of new business declined to EUR 23 million mainly a result of lower margins on mortgages and updated mortality assumptions. The internal rate of return on new business amounted to 14%.

Revenue-generating investments

Revenue-generating investments increased 1% to EUR 73 billion compared with the previous quarter, the result of business growth.

UNITED KINGDOM

GBP millions	Notes	Q1 2011	Q4 2010%		Q1 2010%

Underlying earnings before tax by line of business
Life		21	4	—	18	17
Pensions		(9)	(8)	(13)	9	—
Distribution		(2)	(2)	—	(2)	—

Underlying earnings before tax		10	(6)	—	25	(60)

Fair value items		(1)	—	—	2	—
Realized gains / (losses) on investments		25	7	—	2	—
Impairment charges		—	(20)	—	(7)	—
Other income / (charges)	7	(5)	(11)	55	21	—

Income before tax		29	(30)	—	43	(33)
Income tax attributable to policyholder return		(1)	6	—	(21)	95

Income before income tax on shareholders return		28	(24)	—	22	27
Income tax on shareholders return		18	8	125	(2)	—

Net income		46	(16)	—	20	130

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		46	(16)	—	20	130

Net underlying earnings		33	(2)	—	22	50

Commissions and expenses		172	164	5	170	1
of which operating expenses		98	98	—	95	3

New life sales	8
Life single premiums		841	798	5	1,139	(26)
Life recurring premiums annualized		127	110	15	121	5

Total recurring plus 1/10 single		211	190	11	235	(10)

Life		16	15	7	26	(38)
Pensions		195	175	11	209	(7)

Total recurring plus 1/10 single		211	190	11	235	(10)

Gross deposits (on and off balance) by line of business
Variable annuities		17	21	(19)	32	(47)

Total gross deposits		17	21	(19)	32	(47)

Net deposits (on and off balance) by line of business
Variable annuities		2	10	(80)	25	(92)

Total net deposits		2	10	(80)	25	(92)

REVENUE-GENERATING INVESTMENTS

	Mar. 31, 2011	Dec. 31, 2010%
Revenue-generating investments (total)	57,717	57,641	—
Investments general account	7,855	7,979	(2)
Investments for account of policyholders	49,862	49,662	—

UNITED KINGDOM

•	Underlying earnings before tax decrease to GBP 10 million as a result of exceptional charges

•	Net income increases to GBP 46 million

•	New life sales decrease to GBP 211 million as a result of lower annuity sales

Underlying earnings before tax

•	Earnings from Life increased to GBP 21 million, mainly driven by cost reductions.

•

Pensions recorded a loss of GBP 9 million as the benefits from further business growth and improved market conditions were more than offset by charges of GBP 21 million mainly related to the customer redress program.

•	Distribution recorded a loss of GBP 2 million, level with the results in the comparable quarter last year.

In May 2009, AEGON initiated a program to identify and correct historical issues within its customer policy records. The main priority of the program has been to deal with issues that resulted in financial detriment and to return affected customers to the financial position they would have been in had the issue not occurred. Efforts to determine the full scope of customer redress is expected to continue throughout the remainder of the year and could potentially lead to additional charges. AEGON is on track to resolve all issues and expects to have repaid the majority of the customer detriment by the end of 2011.

Net income

Net income increased to GBP 46 million, as lower underlying earnings were more than offset by higher gains on investments, a tax benefit and the absence of impairments. Gains on investments amounted to GBP 25 million as a result of a continuing shift from corporate bonds into gilts.

A reduction in the corporate tax rate in the United Kingdom had a positive impact on deferred tax and led to a tax benefit of GBP 20 million. Net income also contained a charge of GBP 7 million related to the restructuring of AEGON’s operations in the United Kingdom.

Operating expenses

Operating expenses slightly increased to GBP 98 million mainly driven by expenses related to customer redress and charges relating to the restructuring program announced in June 2010. These charges are only partially offset by cost savings. Excluding restructuring charges, operating expenses declined 4%. The restructuring aims to reduce operating expenses by 25% by the end of 2011. It is expected that further restructuring charges will arise in coming quarters. The restructuring program is on track and of the targeted GBP 80 to 85 million annually, already GBP 37 million has been enacted.

Sales

New life sales decreased to GBP 211 million during the quarter as a result of lower annuity sales due to repricing. These moves are partially offset by an increase in group pension sales.

Value of new business

Value of new business in the United Kingdom declined to GBP 8 million, partly driven by lower sales. The internal rate of return on new business for the first quarter was 10%.

Revenue-generating investments

Compared with the fourth quarter 2010, revenue-generating investments remained level at GBP 58 billion.

NEW MARKETS

EUR millions	Notes	Q1 2011	Q4 2010%		Q1 2010%

Underlying earnings before tax
Central Eastern Europe		26	29	(10)	27	(4)
Asia		(11)	(12)	8	(6)	(83)
Spain & France		23	24	(4)	20	15
Variable Annuities Europe		5	4	25	(2)	—
AEGON Asset Management		14	14	—	7	100

Underlying earnings before tax		57	59	(3)	46	24

Fair value items		—	—	—	3	—
Realized gains / (losses) on investments		2	—	—	3	(33)
Impairment charges		(2)	(11)	82	(2)	—
Other income / (charges)		11	(40)	—	—	—

Income before tax		68	8	—	50	36
Income tax		(26)	1	—	(13)	(100)

Net income		42	9	—	37	14

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		42	9	—	36	17
Non-controlling interests		—	—	—	1	—

Net underlying earnings		38	49	(22)	32	19

Commissions and expenses		180	216	(17)	175	3
of which operating expenses		141	168	(16)	133	6

New life sales	12
Life single premiums		174	176	(1)	108	61
Life recurring premiums annualized		59	58	2	55	7

Total recurring plus 1/10 single		76	75	1	66	15

Life		62	60	3	53	17
Associates		14	15	(7)	13	8

Total recurring plus 1/10 single		76	75	1	66	15

Central Eastern Europe		27	27	—	19	42
Asia		11	9	22	10	10
Spain & France		38	39	(3)	37	3

Total recurring plus 1/10 single		76	75	1	66	15

New premium production accident and health insurance		3	2	50	4	(25)
New premium production general insurance		5	9	(44)	6	(17)

Gross deposits (on and off balance)	12
Central Eastern Europe		182	231	(21)	226	(19)
Asia		11	10	10	44	(75)
Spain & France		8	23	(65)	25	(68)
Variable Annuities Europe		131	133	(2)	188	(30)
AEGON Asset Management		935	1,144	(18)	1,110	(16)

Total gross deposits		1,267	1,541	(18)	1,593	(20)

Net deposits (on and off balance)	12
Central Eastern Europe		108	140	(23)	69	57
Asia		11	8	38	25	(56)
Spain & France		(11)	4	—	25	—
Variable Annuities Europe		26	40	(35)	79	(67)
AEGON Asset Management		(1,853)	112	—	(77)	—

Total net deposits		(1,719)	304	—	121	—

REVENUE-GENERATING INVESTMENTS

	Mar. 31, 2011	Dec. 31, 2010%
Revenue-generating investments (total)	32,211	34,075	(5)
Investments general account	2,926	2,810	4
Investments for account of policyholders	6,210	6,139	1
Off balance sheet investments third parties	23,075	25,126	(8)

NEW MARKETS

•	Underlying earnings before tax increase 24% to EUR 57 million

•	Net income increases 14% to EUR 42 million

•	New life sales increase to EUR 76 million, driven by strong recurring premium sales in CEE

Underlying earnings before tax

•	Earnings from Central & Eastern Europe remained relatively constant at EUR 26 million as growth of the life business was offset by the negative impact of the new pension legislation in Hungary.

•

AEGON’s operations in Asia recorded a loss of EUR 11 million driven by continued investments in the company’s joint ventures in China, India and Japan. Additionally, the results for the Asia regional office are included in the Asia results from the first quarter of 2011, following the implementation of the new operational structure for the Asian operations.

•	Earnings from Spain & France increased to EUR 23 million as a result of business growth following the continued strategic focus on protection products in Spain.

•	Earnings from Variable Annuities Europe increased to EUR 5 million driven by improved market conditions and growth of the business.

•	AEGON Asset management reported strong earnings of EUR 14 million for the quarter.

As part of the new pension legislation in Hungary, assets are expected to be transferred to the Hungarian State during the second quarter 2011. In Poland, the government will reduce contributions to private pension funds. AEGON expects the measures in Hungary and Poland to have a negative impact on underlying earnings of approximately EUR 20 million in 2011.

Net income

Net income from New Markets increased to EUR 42 million during the quarter as a result of higher underlying earnings and higher other income. Other income amounted to EUR 11 million, as a settlement of legal claims of EUR 37 million was offset by a charge of EUR 20 million related to the full year Hungarian bank tax and restructuring costs of EUR 6 million. Impairment charges remained stable at EUR 2 million.

Operating expenses

Operating expenses increased to EUR 141 million in the first quarter, as a result of restructuring charges of EUR 6 million relating to asset management. Excluding restructuring charges, operating expenses increased slightly compared with the first quarter of 2010. Compared to the fourth quarter of last year, operating expenses were down 16% as Q4 2010 included a write-down of intangibles following the changes in pension legislation in Hungary.

Sales and deposits

New life sales increased 15% to EUR 76 million.

•

In Central & Eastern Europe, new life sales increased 42% to EUR 27 million as a result of strong recurring premium production in Hungary as the focus of the tied distribution network shifted from pension to life insurance products. Single premium production benefited from improved economic conditions.

•	In Asia, new life sales increased 10% to EUR 11 million driven by growth in India. New life sales in China were impacted by new regulation and remained level.

•	New life sales in Spain and France increased 3% to EUR 38 million.

New premium production from AEGON’s general insurance and accident & health businesses decreased to EUR 8 million driven by lower motor insurance production due to increased competition.

Gross deposits from New Markets declined 20% to EUR 1.3 billion, primarily driven by lower asset management deposits.

Value of new business

Value of new business in New Markets decreased to EUR 23 million as the negative effects of adverse pension legislation in Hungary and margin pressure for Variable Annuities Europe were only partly offset by growth in Turkey. The internal rate of return on new business for the first quarter remained high at 35%.

Revenue-generating investments

Revenue-generating investments declined 5% compared with the fourth quarter of 2010 to EUR 32 billion, driven by net outflows in asset management.

FINANCIAL OVERVIEW, Q1 2011 GEOGRAPHICALLY c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	150	43	24	19	—	236
Individual savings and retirement products	139	—	—	—	—	139
Pensions	59	22	(10)	3	—	74
Non-life	—	5	—	11	—	16
Distribution	—	11	(2)	—	—	9
Asset Management	—	—	—	14	—	14
Other	—	—	—	—	(83)	(83)
Share in underlying earnings before tax of associates	(1)	—	—	10	—	9

Underlying earnings before tax	347	81	12	57	(83)	414

Fair value items	(12)	(60)	(1)	—	(12)	(85)
Realized gains / (losses) on investments	25	35	29	2	—	91
Impairment charges	(58)	(2)	—	(2)	—	(62)
Other income / (charges)	—	(8)	(6)	11	—	(3)
Run-off businesses	22	—	—	—	—	22

Income before tax	324	46	34	68	(95)	377
Income tax	(61)	(7)	20	(26)	24	(50)

Net income	263	39	54	42	(71)	327
Net underlying earnings	253	66	39	38	(63)	333

EMPLOYEE NUMBERS

	Mar. 31, 2011	Dec. 31, 2010

Employees excluding agents	23,990	24,408
Agents	2,990	3,066

Total number of employees excluding Associates	26,980	27,474
AEGON’s share of employees (including agents) in Associates	3,932	3,680

Total	30,912	31,154

APPENDIX II

VALUE OF NEW BUSINESS AND IRR

	VNB	VNB		VNB
EUR millions, after tax	Q1 2011	Q4 2010%		Q1 2010%

Americas	63	53	19	44	43
The Netherlands	23	42	(45)	49	(53)
United Kingdom	9	9	—	14	(36)
New Markets	23	25	(8)	31	(26)

Total	118	129	(9)	138	(14)

	IRR %	IRR%	IRR%
EUR millions, after tax	Q1 2011	Q4 2010	Q1 2010

Americas	16.0	13.9	12.6
The Netherlands	13.9	10.9	19.2
United Kingdom	10.0	10.1	10.7
New Markets	35.1	36.3	34.2

Total	18.8	16.8	19.3

MODELED NEW BUSINESS, APE AND DEPOSITS

		Premium business APE
EUR millions	Notes	Q1 2011	Q4 2010%		Q1 2010%
	9
Americas		248	265	(6)	216	15
The Netherlands		75	188	(60)	93	(19)
United Kingdom		237	225	5	265	(11)
New Markets		95	99	(4)	80	19

Total		655	776	(16)	654	—

		Deposit business Deposits
EUR millions	Notes	Q1 2011	Q4 2010%		Q1 2010%
	9
Americas		4,636	3,483	33	3,926	18
United Kingdom		19	24	(21)	34	(44)
New Markets		216	219	(1)	307	(30)

Total		4,871	3,726	31	4,267	14

VNB/PVNBP SUMMARY

		Premium business
		VNB	PVNBP	VNB / PVNBP	VNB / APE
EUR millions	Notes	Q1 2011%			%
	10
Americas		30	826	3.7	12.2
The Netherlands		23	637	3.7	31.2
United Kingdom		9	1,489	0.6	3.8
New Markets		22	694	3.1	22.8

Total		84	3,646	2.3	12.9

		Deposit business
		VNB	PVNBP	VNB / PVNBP	VNB / Deposits
EUR millions	Notes	Q1 2011%			%
	10
Americas		33	6,477	0.5	0.7
United Kingdom		0	19	0.5	0.5
New Markets		1	316	0.3	0.5

Total		34	6,812	0.5	0.7

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax including associated companies, income before tax including associated companies and value of new business (VNB) are calculated by consolidating on a proportionate basis the revenues and expenses of certain of our associated companies in Spain, India, Brazil and Mexico. We believe that our non-IFRS measures provide meaningful information about the underlying operating results of our business including insight into the financial measures that our senior management uses in managing our business. Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measures presented here. While other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which we and our peers present similar information before comparing them. AEGON believes the non-IFRS measures shown herein, when read together with our reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult. For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax we refer to Note 3 “Segment information” of our Condensed consolidated interim financial statements.

2)	Net income refers to net income attributable to equity holders of AEGON N.V. and minority interest.
3)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
4)

The present value of future distributable earnings on the block of business sold in the reporting period. Value of new business is calculated using beginning of year economic assumptions and assumptions outside of management control, and beginning of quarter operating assumptions

5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. All ratios exclude AEGON’s revaluation reserve.

7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
8)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

9)	APE = recurring premium + 1/10 single premium.
10)	PVNBP: Present Value New Business Premium.
11)	Reconciliation of operating expenses, used for segment reporting, to our IFRS based operating expenses.

Q1 2011

Employee expenses	537
Administrative expenses	284

Operating expenses for IFRS reporting	821
Operating expenses related to associates	16

Operating expenses in earnings release	837

12)	New life sales, gross deposits and net deposits data include results of our associated companies in Spain, India, Brazil and Mexico which are consolidated on a proportionate basis.
13)

Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release on required surplus on in-force business reduced by new business first year strain and required surplus on new business. Refer to our Embedded Value 2010 report for further details.

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.
c)

The comparative 2010 earnings and sales information has been revised to reflect the transfer of the Life Reinsurance and BOLI/COLI businesses to the Run-off businesses line to make the information consistent with the current period figures.

Currencies

Income statement items: average rate 1 EUR = USD 1.3663 (2010: USD 1.3838).

Income statement items: average rate 1 EUR = GBP 0.8523 (2010: GBP 0.8865).

Balance sheet items: closing rate 1 EUR = USD 1.4207 (2010: USD 1.3479; year-end 2010: USD 1.3362).

Balance sheet items: closing rate 1 EUR = GBP 0.8837 (2010: GBP 0.8898; year-end 2010: GBP 0.8608).

ADDITIONAL INFORMATION

The Hague, May 12, 2011

Press conference call

8:00 am CET: Audio webcast on www.aegon.com

Analyst & investor presentation / conference call

9:00 am CET: Audio webcast on www.aegon.com

Call-in numbers

USA:	+1 480 629 9726
UK:	+ 44 207 153 2027
NL:	+31 45 631 6901

Replay

Two hours after the conference call, a replay will be available on www.aegon.com and on the following phone numbers:

UK +44 207 154 2833 Access Code: 4434477#

US +1 303 590 3030 Access Code: 4434477#

Supplements

AEGON’s Q1 2011 Financial Supplement and Condensed Consolidated Interim Financial Statements and the Embedded Value Report 2010 are available on www.aegon.com.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 27,000 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com
Key figures - EUR	First quarter 2011	Full year 2010	Investor relations: Willem van den Berg +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Underlying earnings before tax	414 million	1.8 billion
New life sales	501 million	2.1 billion
Gross deposits	7.4 billion	33 billion
Revenue-generating investments (end of period)	400 billion	413 billion

Cautionary note regarding non-GAAP measures

This document includes certain non-GAAP financial measures: underlying earnings before tax and value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of our Condensed consolidated interim financial statements. Value of new business is not based on IFRS, which are used to report AEGON’s primary financial statements and should not viewed as a substitute for IFRS financial measures. We may define and calculate value of new business differently than other companies. Please see AEGON’s Embedded Value Report dated May 12, 2011 for an explanation of how we define and calculate. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This document contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	Our inability to obtain consent from the Dutch Central Bank to repurchase our Core Capital Securities; and

•	The non-fulfillment of the conditions precedent underlying the agreement to divest Transamerica Reinsurance.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.